Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report, dated March 10, 2021, with respect to the consolidated financial statements of Galiano Gold Inc. (the “Company”), which report has been included in Exhibit 99.6 to the Company’s annual report on Form 40-F dated March 26, 2021 filed with the United States Securities and Exchange Commission.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-239109) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 26, 2021

Vancouver, Canada